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                                                                    Exhibit 99.1

For Immediate Release
Contact:
Frank Connolly
Chief Financial Officer
203-299-7157
fconnolly@modemmedia.com
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         Modem Media Confirms Second Quarter Guidance, Comments on Full
           Year Outlook, and Announces Restructuring and Other Actions


NORWALK, CT - June 27, 2002 -- Modem Media, Inc. (NASDAQ: MMPT) today announced it has initiated a series of global restructuring actions to align capacity with expected revenue levels. These actions, which were commenced this quarter and are expected to be completed in the third quarter of 2002, include the closure of offices in Toronto, Munich and Hong Kong, staff reductions in most of the Company's other offices and a reduction in office space in Norwalk and London.

"Anticipating a resurgence in growth in the second half of this year, we retained extra capacity in North America and continued to invest in our international network," said Marc Particelli, President and CEO of Modem Media. "Given the slower than expected recovery of our U.S. business, we are resizing capacity and refocusing our resources on markets with the highest potential and offices with scale and market strength."

As a result of these actions, Modem Media expects to realize approximately $4 million in pre-tax savings for the balance of this year. The Company expects to incur second quarter pre-tax charges of approximately $12 million for these activities and incur approximately $4 million of cash costs to implement these actions over the next six months. These one-time charges include provisions for staff reductions, office closures, reduced office space, and other asset write-offs. The staff reductions and office closures will result in a reduction in the Company's global workforce of approximately 90 employees. Worldwide headcount will total approximately 310 employees after the actions are completed. The Company, as of May 31, 2002, had approximately $45 million of cash on hand.

In addition, the Company will recognize a $3 to $4 million goodwill impairment charge as a result of the adoption of "Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets" ("SFAS 142"). In accordance with the transition provisions of SFAS 142, this charge will be recorded as the cumulative effect of a change in accounting principle as of January 1, 2002.

Consistent with its prior guidance, Modem Media expects revenue of $18 to $19 million in the second quarter of 2002 with EBITDA, excluding one-time items, of approximately $0.5 to $1.0 million for the quarter and earnings, excluding one-time items, at breakeven or slightly below. Due to international office closures and soft North American results, the Company

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has revised its outlook for the full year and now expects revenue in the range of $70 to $75 million for 2002. EBITDA for 2002, excluding one-time items, is expected to range from $9 to $10 million and earnings per share, excluding one-time items, are expected to be from $0.08 to $0.11 per share.

"Our previous expectations for North America have been revised downward as a result of the uncertain recovery in the U.S. economy." said Frank Connolly, Modem Media's Chief Financial Officer. "We reduced our costs in line with our revised revenue outlook and exited certain international locations consistent with our continuing commitment to build shareholder value and improve profitability."

About Modem Media

Founded in 1987, Modem Media (http://www.modemmedia.com) is an interactive
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marketing strategy and services firm recognized for the innovation and effectiveness of its work in digital channels. Modem Media helps world class companies realize greater value from their customers by increasing sales and reducing costs across their communications, selling and service activities. The Company builds value for global businesses including Delta Air Lines, General Motors, IBM, Eastman Kodak, Kraft, Michelin and Philips Electronics. Modem Media's success is rooted in the integration of customer-driven marketing strategies, award-winning creative solutions, and advanced marketing technologies. Modem Media is headquartered in Norwalk, Connecticut and has additional offices in San Francisco, London, and Sao Paulo.

                                      # # #

This press release contains statements that are "forward-looking" within the meaning of applicable federal securities laws, including the Company's financial strength, the amount of the charge expected to be taken in the second quarter as a result of restructuring actions, the savings expected as a result of these actions, cash costs to implement these actions, the timing and cost of the expense reduction program and office closures, expected revenue, expected EBITDA, expected EBITDA margin, excepted earnings per share, expected earnings results, profitability, future results in our North American and International businesses, future client growth, and future client demand, all of which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Factors that could cause actual results to differ include timing and scope of new projects and client initiatives, demand for the Company's services, spending levels of the Company's clients and prospects, the loss of a major client, pricing pressure for the Company's services, the impact of the continued economic downturn, the amount of severance paid to employees, the timing and cost of closing the Hong Kong, Toronto and Munich offices, the timing and ability of the Company to manage the level of personnel and capacity in the future, the timing and amount of capital expenditures, the timing of collections from the Company's clients and other factors more fully discussed in our filings with the Securities and Exchange Commission, including our Form 10K and Form 10Qs.

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